Exhibit 99.(a)(1)(iii)

PRINCIPLED EQUITY MARKET FUND

20 WILLIAM STREET

WELLESLEY MASS 02481

August 1, 2014

Dear Shareholder:

We are enclosing a copy of the Principled Equity Market Fund (the “Fund”) offer to purchase, dated August 1, 2014 (the “Offer to Purchase”), 83,052 issued and outstanding shares of beneficial interest (the “Shares”).  The Offer to Purchase is for cash at net asset value (“NAV”) per share less a discount of 1% as of the expiration date of the offer.  The discount is intended to partially offset the cost of the tender offer.  Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by shareholders that you should read carefully.  Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please follow the instructions contained in the Offer to Purchase and Letter.

Neither the Fund nor its Board of Trustees makes any recommendation to any shareholders as to whether or not to tender Shares.  Each shareholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

The Fund’s fiscal year-end was December 31, 2013.  In the Fund’s last fiscal year, the Fund distributed $3,257,531 to its shareholders, which represents approximately $2.04 per share, or approximately 10% of the average NAV for shareholders who did not reinvest their distributions of the Fund’s dividends and capital gains.  The last NAV calculated for the Fund on July 25, 2014 was $22.65 per share.  For the Fund’s fiscal year ended December 31, 2013, the Fund’s highest NAV was $21.76 per share and its lowest NAV was $15.31 per share.

Requests for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to Christopher Williams at (239) 304-1679.  Also, please feel free to contact Christopher Williams or the undersigned, should you have any other questions on the enclosed material.  We appreciate your continued interest in the Principled Equity Market Fund.

Yours truly,

By:	/s/ David W. C. Putnam
David W.C. Putnam
President
Principled Equity Market Fund